Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Energy Ventures Invests in Stem

Paris, January 12, 2015 - Total Energy Ventures (TEV), the venture capital arm of French energy company Total, is investing in Stem, which specializes in energy optimization solutions for commercial and industrial (C&I) customers and grid operators.

Founded in 2009, California-based Stem helps manufacturers and services-sector businesses reduce their electricity bills through an integrated solution that combines energy management software with advanced energy storage. The energy stored in the battery can come from the grid or from photovoltaic panels.

The system switches automatically between the grid and the battery in real time, depending on parameters specific to the local electricity network, such as electricity rates and peak loads. This lowers the customers’ energy bills, relieves the strain on the grid during peak times and facilitates the adoption of decentralized renewable energy production solutions.

“We believe that the combination of information technologies and energy storage solutions can significantly reshape the way power is distributed and enable greater, more flexible use of renewable energies,” said Bernard Clément, Senior Vice President, Business & Operations of Total New Energies. “This investment will contribute to research and development in innovative technologies that will help certain Total facilities and SunPower customers optimize their energy consumption.”

The acquisition of an interest in Stem marks Total Energy Ventures’ twenty-first investment since its creation in 2008 and its fifth in the area of smart grids and energy storage.

Total Energy Ventures will sit on the company’s Board of Directors as an observer.

About Total Energy Ventures

Total Energy Ventures is the corporate venture capital arm of French energy company Total. In the spirit of open innovation, its minority investments support the development of companies with innovative technologies and business models in areas such as renewable and alternative energies, oil and gas, energy efficiency, energy storage, waste recycling and recovery, greenhouse gas reduction, industrial water treatment and sustainable transportation.

* * * * *

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com